

INVEST IN **GOBE KIDS**

The only snack container with a push button that fosters healthy eating habits in kids!

gobekids.co   Raleigh, NC

Featured Investors

Jesse Hull

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Investing into GoBe is investing into innovation changing a category. What fuels my confidence is the alignment of GoBe's powerful retail presence with GoBe's mission to help parents and kids thrive. It was a product in the beginning and now turning into a brand with more innovative items all with the same mission. Our goal is to not just change the way children snack and eat healthier, it is to create a new category in our space leading the way for healthy eating.

Invested $5,000 this round & $150,000 previously

Highlights

1. On the shelves of 6 retailers including Target, Walmart, and Sam's Club.

2. $4.3M in sales last year.

3. $400M exit target.

Our Team



Joseph Blanch Founder

Joseph has a B.S. in Mechanical Engineering and previously designed smart kitchen technologies at Hall Labs.



Solanda Moran-Blanch Co-Founder

Solanda has a B.S. in Public Health. As a mom of four little girls, she is passionate about helping parents and kids thrive.



Allison Dugger COO

Allison has a Master's degree and impressive background in college athletics. She started her own business before joining GoBe as the COO.



Randee Gilmore CIO

Randee is a passionate social impact leader with a strong background in marketing. She launched a business at the onset of the COVID-19 pandemic and grew company revenue 112% from 2020 to 2021.



Angela Stockdall CFO

Angela provides clarity and confidence to decision makers by utilizing data driven metrics. This enabled a construction company to scale from $25M to $100M in revenue.

GoBe Kids strives to help parents and

children thrive by establishing healthy habits that stay for a lifetime.

The feeding struggle

Most parents can relate to the rule of three: for every 3 meals, your child will eat one, play with one, and ignore the other. In fact, feeding young children is a daily struggle for millions of parents. Challenges include accidental spills and messes, rapidly changing tastes, and frequent (and exhausting!) power struggles. We knew there had to be a solution to provide parents with tools to create more positive feeding experiences for both the parent and the child.



The solution: the parent provides, the child decides

The Division of Responsibility in Feeding encourages parents to provide

The Division of Responsibility in Feeding encourages parents to provide the what, when, and where of feeding and let the child determine how much and whether to eat what the parent provides. The Original Snack Spinner is based on this concept; it encourages intuitive eating and helps make healthy eating fun. It is the only snack container with a push button that provides a FUN, safe, and mess-free way to enjoy a variety of foods! The Snack Spinner fosters a positive, parent-child relationship. Good bye, power struggles. Hello, happy smiles for mama and child!



The solution: the parent provides, the child decides

The Division of Responsibility in Feeding encourages parents to provide the what, when, and where of feeding and let the child determine how much and whether to eat what the parent provides. The Original Snack Spinner is based on this concept; it encourages intuitive eating and helps make healthy eating fun. It is the only snack container with a push button that provides a FUN, safe, and mess-free way to enjoy a variety of foods! The Snack Spinner fosters a positive, parent-child relationship. Good bye, power struggles. Hello, happy smiles for mama and child!





Flip Door

And in case you were curious, every GoBe product is patent protected.



GöBe
Suite of Products
Current Offerings
Original Snack Spinner
Large Snack Spinner
GoBe Lunchbox
What's Coming

And in case you were curious, every GoBe product is patent protected.

GöBe
Suite of Products

Current Offerings



Original Snack Spinner

Large Snack Spinner

GoBe Lunchbox

What's Coming



Lunch Bag
Spring 2024

Water Bottle
Summer 2024

Trainer Cup
Fall 2024

Traction

GoBe is growing! In our first year we had revenue of $193,000, which more than tripled in 2020. Over the last four years sales have continued to trend up. We did more than $4.5M in revenue in the year 2023 alone, and we anticipate $10M in 2024.



We have the best customers ever!

GoBe customers are essential to our journey. Our community has grown to more than 150,000 happy customers, and we reach more than 30M people through social media and influencer marketing. Over 80% of customers recommend GoBe to their friends.





"Makes new food exposure SO easy!" - Mandy B.

★★★★★

"I switched from ziplocks to these and couldn't be happier! My kids LOVE them!" - Tani D.



Our customers are parents who love and want the best for their kids. They value GoBe's toddler-proof products, and tell us they eliminate the mess and stress of feeding their children. They are comfortable spending money on products like GoBe's that solve their parenting challenges.

GoBe's Original Snack Spinner has gone viral on Instagram and TikTok and been called a 'must have' by thousands of moms and dads. It has thousands of reviews and an average 4.5 star rating on Amazon. We have hundreds of rave reviews that show how the GoBe develops fine motor skills, eliminates snack-time negotiations, and encourages picky eaters to try something new.


















Business model: 6,000 stores in 3 years

Business model

6000 stores in 3 years

Walmart ✳️

◎ **TARGET**®

COSTCO WHOLESALE

◆ sam's club.

In addition to consistent online growth, our partnership with Legacy Retail has facilitated exciting affiliations with all four retail giants: Sam's Club, Walmart, Costco, and Target. This, along with sales in hundreds of individual children's boutiques nationwide is expected to result in exponential growth.

A disruptive solution in a $250B market

With approximately 60% year over year growth, we are on track to becoming a key player in the food container market, valued at $250B+.

Now more than ever before, parents are investing in high quality products that ease parenting stress and benefit their child's development. GoBe checks all the boxes.



$250B
food container market value

130 Million
babies born in 2019 globally

60%
year-over-year growth

Competition: the superior snack container

In a market of stagnant solutions, GoBe has developed a unique product that both parents and children love to use.

The Snack Spinner can handle a variety of snacks, is durable, and promotes play, choice, and healthy habits.

We've seen incredible traction against competitors such as Munchkin

and industry giants like Tupperware and Ziploc.



	GöBe	munchkin	Tupperware	Ziploc
VARIETY IN 1 CONTAINER	●		●	
ENGAGING + FUN	●	●		
FOR WET + DRY SNACKS	●		●	●
DEVELOPS FINE-MOTOR SKILLS	●			
PROMOTES INDEPENDENCE	●	●		
LIMITS THE MESS	●	●		
SUSTAINABLE (NOT SINGLE USE)	●	●	●	

Vision and strategy: $400M exit target with a 25x return



$100M in Sales in 6 Years
PRODUCTS
Recurrant Revenue
20.0%
Snack Spinner
20.0%
Large Snack Spinner
5.0%
Lunchbox
5.0%
Bag + Backpack
5.0%
Lunch Pail
5.0%
Water Bottle
5.0%
No-Spill Trainer
5.0%
$350 PRODUCT
30.0%
CHANNELS
Retail
12.0%
International
13.0%
DTC
35.0%
Amazon
40.0%

Invest in GoBe today and become a financial stakeholder in the company. While nothing is certain, GoBe's strategic business plan is to sell for $400M or more by 2029 by focusing on DTC, Amazon, retail, and international growth. Investing today could yield a potential 25x return when GoBe is acquired or goes public.



Today's investment will provide the capital we need for our next key period of growth. It will also make you a part of changing the face of the snack container industry. We would be honored to have you join us on this exciting journey to bring healthier and happier meal times to millions of parents.

Forward-looking projections are not guaranteed.